02019478 [STATES]
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

04-3-02

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SEC FILE NUMBER
8- 8-48881

RECEIVED MAR 29 2002 PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
~~William B.~~ WM B Austin & Associates, ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Rue De Touraine
(No. and Street)

Moulins	France	F57160
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P.L. Jones & Associates P.C., CPAs
(Name — *if individual, state last, first, middle name*)

34 Cedar Street	Worcester	MA	01609
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darrin B. Austin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William B. Austin & Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Darrin B. Austin
Signature

Principal
Title

Notary Public

My commission expires March 6, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM B. AUSTIN & ASSOCIATES, INC.

Financial Statements
and
Independent Auditors' Report

With Supplemental Schedules

Year Ended December 31, 2001

WILLIAM B. AUSTIN & ASSOCIATES, INC.

Financial Statements and Independent Auditors' Report

With Supplemental Schedules

Table of Contents

PLJ P.L. Jones & Associates, P.C.
Certified Public Accountants

CPA The CPA. Never Underestimate The Value.SM

INDEPENDENT AUDITORS' REPORT

To the Principal
William B. Austin & Associates, Inc.
Moulins, France

We have audited the accompanying statement of financial position of William B. Austin & Associates, Incorporated (the Company), as of December 31, 2001, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Adequate controls have not existed in the past to reliably determine from the accounting records the amounts of paid-in capital and retained earnings at the beginning of the year of the year under audit. Accordingly, it was not feasible for us to extend our audit of stockholder's equity accounts beyond changes occurring in the current year.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had stockholder's equity accounts referred to in the preceding paragraph been susceptible to satisfactory audit tests, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the changes in its retained earnings and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

34 Cedar Street, Worcester, MA 01609
508-755-7575, FAX 508-755-7599

1-888-720-7575
www.pljonescpa.com

14 Grove Street, Athol, MA 01331
978-249-2397, FAX 978-249-7404

To the Principal
William B. Austin & Associates, Inc.
Moulins, France

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplementary information required by rule 17a-5 of the Securities and Exchange Commission is presented on pages 6 and 7 for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had stockholders' equity accounts referred to above been susceptible to satisfactory audit tests, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P.L. Jones & Associates, P.C.

P.L. Jones & Associates, P.C.

March 27, 2002

WILLIAM B. AUSTIN & ASSOCIATES, INC.

Statement of Financial Position

December 31, 2001

Assets

Current Assets:	
Cash and cash equivalents	$ 5,750
Short term investments	7,627
Receivable from brokers and dealers	9,463
Total Current Assets	22,840
Other Assets:	
Investment	3,300
Total Assets	$ 26,140

Liabilities and Stockholder's Equity

Current Liabilities:	
Accrued expenses	$ 8,570
Total Current Liabilities	8,570
Stockholder's Equity:	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	10,000
Retained earnings	7,470
Total Stockholder's Equity	17,570
Total Liabilities and Stockholder's Equity	$ 26,140

The accompanying notes are an integral part of these financial statements.

WILLIAM B. AUSTIN & ASSOCIATES, INC.

Statement of Income and Retained Earnings

Year Ended December 31, 2001

Operating Income:	
Revenue from sales	$ 122,034
Dividend income	497
Miscellaneous income	1,758
Total Operating Income	124,289
Operating Expenses:	
Commissions	102,560
Office expenses	14,668
Regulatory fees and expenses	10,542
Seminars and training	3,668
Total Operating Expenses	131,438
Net Operating Loss	(7,149)
Other Income:	
Unrealized investment gain	351
Net Earnings (Loss)	(6,798)
Retained Earnings, beginning of year	14,268
Retained Earnings, end of year	$ 7,470

The accompanying notes are an integral part of these financial statements.

WILLIAM B. AUSTIN & ASSOCIATES, INC.

Statement of Cash Flows

Year ended December 31, 2001

Cash Flows from Operating Activities:	
Net earnings (loss)	$ (7,149)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:	
(Increase) decrease in:	
Receivable from brokers and dealers	(4,638)
Increase (decrease) in:	
Accrued expenses	8,570
Total adjustments	3,932
Net Cash Used in Operating Activities	(3,217)
Cash Flows from Investing Activities:	
Purchases of short term investments	(6,040)
Sales of maturities or investments	492
Net Cash Used in Investing Activities	(5,548)
Cash Flows from Financing Activities:	
Capital contributions	10,000
Net Cash Provided by Financing Activities	10,000
Net Increase in Cash and Cash Equivalents	1,235
Cash and Cash Equivalents, beginning of year	4,515
Cash and Cash Equivalents, end of year	$ 5,750

The accompanying notes are an integral part of these financial statements.

WILLIAM B. AUSTIN & ASSOCIATES, INC.

Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – William B. Austin and Associates, Inc. (the Company) is an investment broker-dealer registered with the National Association of Securities Dealers, Inc. (NASD). The company is located in Moulins, France.

Basis of Accounting - The Company maintains its accounting records on the accrual basis of accounting. Revenue is recognized in the period that it is earned and expenses are recorded when incurred.

Cash and Cash Equivalents - The Company considers cash on deposit, money market funds and certificates of deposit, if any, which mature within three months to be cash equivalents.

Investment – The Company owns stock which is not considered readily marketable. This investment is valued at its cost to the Company, which is considered to approximate its fair value. This investment is treated as a non-allowable asset for calculation of net capital under Rule 15c3-1.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on the company's taxable income. Therefore, no provisions or liability for federal income taxes has been included in the financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchanges Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $14,270, which was $9,270 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.6.

3. RELATED PARTY

During the course of business, the Company receives services from and pays reimbursements to its Principal, the sole stockholder. During 2001, reimbursements for rent and utilities totaled $10,000.

WILLIAM B. AUSTIN & ASSOCIATES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

Year ended December 31, 2001

Net Capital:	
Total stockholder's equity	$ 17,570
Deduction for non-allowable assets:	
Investment	3,300
Total Net Capital	$ 14,270
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 9,270
Excess net capital at 1000%	$ 13,413
Total aggregate indebtedness	$ 8,570
Ratio: Aggregate indebtedness to net capital	0.6
Reconciliation with Company's Computation: (included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital, as reported in the Company's unaudited FOCUS report	$ 28,123
Operating expenses, previously unposted	(5,283)
Expenses accrued at year-end	(8,570)
Net Capital per above	$ 14,270

See accompanying notes and Independent Auditors' Report

WILLIAM B. AUSTIN & ASSOCIATES, INC.

Additional Information – Reporting Requirements Under Rule 15c3-3

Year ended December 31, 2001

The company is exempt from the provisions of Rule 15c3-3. Operating pursuant to section (k)(i) of this rule, the firm does not hold customer funds or securities.

Neither the "Computation for Determination of Reserve Requirements" nor "Information for Possession or Control Requirements" schedules are applicable to the company.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING BASED ON AN AUDIT OF FINANCIAL STATEMENTS

To the Principal
William B. Austin & Associates, Inc.
Moulins, France

We have audited the financial statements of William B. Austin & Associates, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated March 27, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The management of William B. Austin & Associates, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit of the financial statements of William B. Austin & Associates, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

To the Principal
William B. Austin & Associates, Inc.
Moulins, France

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters the internal control that might be reportable conditions and, accordingly would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However we noted the following reportable condition that we believe to be a material weaknesses.

With only one Principal and stockholder personally providing capital to the organization, segregation of personal and corporate assets needs to be appropriately documented. Financial transactions between the company and its Principal have not been sufficiently documented in the accounting records to determine the amount of capital which was paid in prior to the year audited. Only recently have steps been taken to establish a more effective accounting system.

This report is intended solely for the information and use of William B. Austin & Associates, Inc. and the National Association of Securities Dealers, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

P.L. Jones & Associates, P.C.

P.L. Jones & Associates, P.C.

March 27, 2002